

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Dustin Tacker
Chief Financial Officer
Minim, Inc.
848 Elm Street
Manchester, NH 03101

      Re: Minim, Inc.
          Form 10-K/A for the Year Ended December 31, 2021
          Form 10-Q for the Quarter Ended September 30, 2022
          Form 8-K furnished November 10, 2022
          File No. 001-37649

Dear Dustin Tacker:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing